NEWS RELEASE

ELD No. 06-17

TSX: ELD  AMEX: EGO

November 3, 2006

Eldorado Announces Initial 2006 Drill Results from the Efemçukuru Project, Western Turkey

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce results from this year’s first eight drill holes at the Efemçukuru Project in Western Turkey.  This program is designed to upgrade inferred resources into measured and indicated as well as testing the down dip extension of the epithermal system.

The Company is presently executing a 13,000 meter (“m”) drill program with three drills operating and a fourth scheduled to arrive on site in December.  Results shown in Table 1 and illustrated in Vertical Section 2100S are calculated using a 6 g/t cutoff.  Some assays less than 6 g/t have been included in the composites if they fall within the vein.

Table 1: EFEMçUKURU DRILL RESULTS

				Estimated
Hole ID	m From	m To	Interval m	True Width	Au g/t
KV - 109	87.80	93.35	5.55	4.81	14.1
KV - 110	43.00	48.50	5.50	3.75	9.9
including	46.50	48.50	2.00	1.36	18.4
KV - 111	67.50	73.50	6.00	5.64	25.6
KV - 112	91.80	97.95	6.15	5.05	13.7
KV - 114	69.00	71.50	2.50	2.27	14.9
KV - 115	68.00	75.50	7.50	5.57	25.2
KV - 116	70.00	78.00	8.00	4.82	16.8
	82.00	85.00	3.00	1.81	9.0
KV - 118	29.00	31.00	2.00	1.73	13.9
	37.50	44.50	7.00	6.10	10.3
including	43.00	44.50	1.50	1.30	22.5

In addition to the results in Table 1, drill holes completed with assays pending have intersected a newly identified stock work zone of mineralization in the footwall of the south ore shoot and suggest that the south and middle ore shoots may be coalescing at a depth shallower than previously interpreted.

As a result of ongoing drilling activities and engineering studies associated with the completion of the feasibility study the Company is considering an expanded production rate. This will necessitate the completion of the drill program underway prior to updating the reserve and resource statement.  As a result, the Efemçukuru feasibility study is now scheduled for completion in April 2007.

Paul Wright commented, “These initial drill results and ongoing engineering continues to confirm the superior quality of the Efemçukuru project.”

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Perth, Australia.  Analysis for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).  Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 20% of the samples were re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Efemcukuru South Ore Shoot
Vertical Section 2100S

700 M
650 M
600 M
5.64m
@ 25.6 g/t
11.83m
@ 10.1g/t
KV-111
KV-017
5.1m
@ 13.7 g/t
KV-112
1.87m
@ 21.7 g/t
KV-084
Vein
Mineralized Envelope
Phyllite
Hornfels